                                                  December 16, 2005

VIA EDGAR TRANSMISSION
----------------------
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561
Washington, D.C. 20549

Re:      The Major Automotive Companies, Inc.
         Preliminary Transaction Statement on Schedule 13E-3
         Filed October 14, 2005
         File No. 5-54143
         Preliminary Proxy Statement on Schedule 14A
         Filed October 14, 2005
         File No. 0-29182

Ladies and Gentlemen:

         On behalf of The Major Automotive Companies, Inc. (the "Company"), we
are hereby filing with the Securities and Exchange Commission (the "Commission")
Amendment No. 1 to the Company's (i) Preliminary Transaction Statement on
Schedule 13E-3 and (ii) Preliminary Proxy Statement on Schedule 14A
(collectively the "Amendments"), as initially filed with the Commission on
October 14, 2005. We are delivering clean and marked courtesy copies of the
Amendments to each of Mr. Pradip Bhaumik and Ms. Mara Ransom of the Commission.

         Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated November 4, 2005 from H.
Christopher Owings, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

SCHEDULE 13E-3
--------------

    1. Rule 13e-3 requires that each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish all of the required disclosures. The staff takes the position that members of senior management of the issuer that is going private are affiliates of that issuer. In particular, it appears from pages 10 and 31 of the preliminary Schedule 14A that certain affiliates will be in a position to "control" the surviving company within the meaning of Exchange Act
       Rule 12b-2.

       In this regard we note that you have not included your executive officers and directors as filers. Please advise us what consideration you gave to including these affiliates as filing persons. In particular, please tell us to what extent your affiliates are engaged in the

Securities and Exchange Commission
December 16, 2005

       going private transaction. See Section II.D.3 of the Division of
       Corporation Finance's "Current Issues and Rulemaking Projects"
       outline, dated November 14, 2000 and available on the Commission's website at www.sec.gov. Also, note that each filing person is required to comply with the filing, disclosure, and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements.

       Response: In response to this comment, Mr. Bruce Bendell has been added as a person filing the Schedule 13E-3. Mr. Bendell is the Company's sole executive officer and its principal stockholder. All of the Company's remaining directors are non-employee directors and none are principal stockholders.
Accordingly, the Company respectfully submits that they are not required to be treated as affiliates for the purpose of filing the Schedule 13E-3.

Item 16. Exhibits
-----------------

    2. We note on page 20 of the proxy statement that the affiliated persons have indicated to you that they will vote their common stock in favor of the transaction. If you have any written voting agreement, arrangement, or understanding with one or more affiliates, please file it as required by Item 1016(d) of Regulation M-A.

       Response: In response to this comment, please note that there are no written voting agreements, arrangements or understandings between the Company or any affiliated persons with respect to the voting of their securities at the
Company's Special Meeting of Stockholders.

SCHEDULE 14A
------------

General
-------

    3. We note that you issued a press release pertaining to the transaction on
       October 14, 2005, and filed it under cover of Form 8-K. In the future, please consider the application of Rule 14a-12 of the Exchange Act with respect to written communications regarding matters that are or may be subject to a proxy solicitation prior to furnishing a proxy statement.

       Response: We note the Commission's comment and in the future will consider the application of Rule 14a-12 of the Exchange Act with respect to written communications regarding matters that are or may be subject to a proxy solicitation prior to furnishing a proxy statement.

    4. Please note that you are required to file under cover of Schedule 14A any written instructions, scripts, and outlines that will be used by anyone that solicits proxies on behalf of you or any other party to the going private transaction through personal interview, telephone, telegram, or
       e-mail, and all other soliciting material that will be furnished to your shareholders. See Rules 14a-6(b) and (c) of the Exchange Act.

       Response: In response to this comment, please note that the Company will not solicit proxies other than by mail and it has not prepared any written instructions, scripts, and outlines

Securities and Exchange Commission
December 16, 2005

that will be used by anyone that solicits proxies on its or anyone else's behalf in connection with the going private transaction.

    5. Please represent in the proxy statement that you will resolicit proxies if there is any material change in the proxy statement disclosure.

       Response: In response to this comment, we have complied with the
Commission's comment by inserting the requested language on cover page of the
Notice of Proxy.

   Notice of Special Meeting of Stockholders
   -----------------------------------------

    6.  Please revise the cover page of the document that will be sent to security holders to include the legend required by Rule 13e-3(e)(1)(iii).
       We note that you have included it on the cover page of the proxy statement, however, we presume that you will not be mailing this page to security holders. Please move the legend to the page that follows.

       Response: We have complied with the Commission's comment by moving the required legend from the front page of the proxy statement to the cover page of the Notice of Proxy.

    7. We note the disclosure here which indicates that by approving the charter amendment, shareholders are voting to effectuate the reverse and the forward stock split in the same proposal. In accordance with Rule
       14a-4(a)(3), please tell us what consideration you have given to unbundling these amendments to provide shareholders the opportunity to vote on each one separately. For further guidance, please see the Fifth
       Supplement to the Division of Corporation Finance's Manual of Publicly
       Available Telephone Interpretations (September 2004). Specifically, tell us whether shareholder approval of the forward stock split is required under state law.

       Response: In response to this comment, we have taken note of the
Commission's views on unbundling matters to be voted upon by stockholders as set forth in the Fifth Supplement to the Division of Corporation Finance's Manual of
Publicly Available Telephone Interpretations (September 2004). However, we
respectfully submit that we do not believe that it is necessary to unbundle the amendments to the Company's charter because (i) it is the going private transaction as a whole that should be voted on by the stockholders and not necessarily the mechanical components of implementing the transaction and (ii)
we have been advised by our Nevada counsel that the forward stock split does not require stockholder vote pursuant to Nevada corporate law.

    8. You urge shareholders to return the properly executed proxies "as soon as possible" to ensure their representation at the special meeting. Please revise to specify the date within which you must receive the completed proxies for them to be valid.

       Response: We have complied with this comment by inserting the requested language. Please note that the date is blank as the Proxy is still in its preliminary form and the date of the

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December 16, 2005

Special Meeting has not been set. A specific date two (2) days prior to the
Special Meeting will be included in the Definitive Proxy Statement.

   Summary Term Sheet, page i
   --------------------------

    9. Your summary term sheet is duplicative of some information found in the
       Questions and Answer section. Please revise the summary term sheet to comply with Item 1001 of Regulation M-A and the Instructions to that
       Item. The summary term sheet should address all of the most material terms of the transaction, preferably in a bullet-point format. See Part
       II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet.

       Response: We have complied with the Commission's comment and have revised our disclosure in the Summary Term Sheet and in the Question and Answer Section.

   10. We note on page 27 that your directors and officers will retain their positions after you go private. In a new sub-section captioned to indicate the interests of your directors and officers in this transaction, please name all present affiliates who will hold an ongoing equity interest and senior management positions in the private entity. In the same sub-section, clarify whether the interested individuals participated in the board's deliberations regarding the transaction.

       Response: In response to this comment, we have complied with the
Commission's comment by inserting the requested language on page ii of the
Summary Term Sheet under the heading "Interests of Officers, Directors and
Affiliates of the Company." Please note that Bruce Bendell is the only Affiliate of the Company. All of the Company's other directors are non-employee directors whose stockholdings are each less than 2%.

   Suspension of Public Reporting Obligation, page i
   -------------------------------------------------

   11. Please insert additional information regarding the effect of the transaction on unaffiliated shareholders. For example, you may state that upon going private, your unaffiliated shareholders will cease to have any ownership interest in you and will cease to participate in any of your future earnings and growth.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the disclosure regarding the effects of the
Transaction and including such disclosure in a new section entitled "Effects of the Reverse Stock Split" on page (ii) of the Summary Term Sheet.

   Effect on Beneficial Ownership of Common Stock by Major Stockholders, page ii
   -----------------------------------------------------------------------------

   12. We understand that the shares held by your directors and executive officers will be voted in favor of the transaction. Please disclose that these persons hold 49.07% of your total

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December 16, 2005

       voting stock, and confirm, if accurate, that you still need the approval of a limited number of unaffiliated shareholders to go private.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the disclosure regarding the effect of the
Transaction on the beneficial ownership of Common Stock held by the Majority
Stockholder and including in such disclosure in a new section entitled "Vote
Required for Approval of the Transaction at the Special Meeting" on page (iii)
of the Summary Term Sheet.

   Appraisal Rights, page ii
   -------------------------

   13. Please confirm whether Nevada state law will continue to govern you after you go private.

       Response: We hereby confirm that Nevada state law will continue to govern the Company after the Transaction. In response to this comment, we have complied with the Commission's comment by adding the requested language at the end of the paragraph entitled "Appraisal Rights" on page (iv) of the Summary Term Sheet.

   Fairness of the Transaction, page ii
   ------------------------------------

   14. The discussion related to the board's position and the opinion of the financial advisors implicitly pertains to the perceived benefits of the merger. Please balance this disclosure with a succinct reference to the probable risks related to the transaction, which you discuss in greater detail on pages 14-16.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the disclosure described in the Fairness of the
Transaction section beginning on page (ii) of the Summary Term Sheet.

   15. We note your disclosure indicating that the Board of Directors unanimously determined "...that the Transaction is fair to, and in the best interests of, the Company and its stockholders." Please revise your fairness determination to indicate that the going private transaction is fair to unaffiliated stockholders, as required pursuant to Item 1014(a)
       of Regulation M-A. Please ensure that you have made consistent revisions throughout the proxy statement. Also, please revise to indicate in the summary that the Special Committee, in addition to the Board of
       Directors, determined the transaction to be fair to unaffiliated stockholders.

       Response: In response to this comment, we have complied with the
Commission's comment by adding language indicating that the Transaction is fair to unaffiliated stockholders throughout the Proxy Statement, as appropriate.

Securities and Exchange Commission
December 16, 2005

   Special Meeting of Stockholders, page 1
   ---------------------------------------

   Solicitation, page 2
   --------------------

   16. Please revise to describe all methods, such as telephone, mail, or other means, that you plan to employ in order to solicit proxies. Refer to Item
       4(a)(3) of Schedule 14A. Also confirm for us, on a supplemental basis, that proxies will not be solicited via the Internet or add disclosure stating otherwise, as we note your indication on page 6 that you may solicit proxies by "electronic communications." Provide us a user ID and password necessary to access any Internet websites to be used for voting, or provide printed pages depicting the information on the site.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the language relating to the manner in which proxies will be solicited on page 23.

       Please note that the Company hereby confirms that proxies will not be solicited via the internet. In addition, the disclosure indicating that the
Company may solicit proxies by "electronic communications" has been eliminated from the Question and Answer Section, which now begins on page 24.

   Questions and Answers About the Transaction and the Special meeting, page 2
   ---------------------------------------------------------------------------

   5.  What if I hold my shares in street name?
   --------------------------------------------

   17. We note your indication that you intend to treat "stockholders holding
       Common Stock in street name though a nominee (such as a bank or broker)
       in the same manner as stockholders whose shares are registered in their name." Please revise to clarify what you mean by this so that stockholders can appreciate the impact of this treatment. Specifically, please indicate that stockholders who hold their shares in street name may not be required to exchange their shares for cash stock even if they hold less than 1,000 shares because the nominee may hold shares on behalf of other stockholders who individually may not hold in excess of 1,000 shares but collectively cause the nominee to hold in excess of 1,000 shares.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the language in Answer No. 5 of the Question and Answer section, which now begins on page 24.

   Special Factors, page 7
   -----------------------

   18. Consider whether it might be appropriate to move this discussion in front of your discussion regarding "Special Meeting of Stockholders." See Rule
       13e-3(e)(1)(ii), which requires that the information required by Items 7,
       8, and 9 of Schedule 13E-3 be

Securities and Exchange Commission
December 16, 2005

       prominently disclosed in a "Special Factors" section in the front of the disclosure document.

       Response: In response to this comment, we have complied with the
Commission's comment by moving the Special Factors to the front of Proxy
Statement beginning on page 1.

   Purpose of the Transaction, page 7
   ----------------------------------

   19. Please amplify this disclosure to explain why the board of directors undertook to implement the going-private transaction at this time, as opposed to any other time. See Item 1013(c) of Regulation M-A.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the language in "Purpose of the Transaction"
section of Special Factors, which is now on page 1.

   20. You mention that "the costs of being a public company currently outweigh the benefits of being a public company..." Please revise to elaborate upon the benefits to which you refer and the reasons why they were outweighed by the costs.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the language in "Purpose of the Transaction"
section of Special Factors, which is now on page 1.

   Alternatives to the Transaction, page 7
   ---------------------------------------

   21. In discussing the alternatives considered and subsequently rejected by the board, please disclose when the discussions and decisions relating to each of these alternatives were taken up by the board, how each alternative was first raised, and the participation of the members of the board and the management in the discussions. Since you refer to the going-private transaction being the most "economical way," quantify the costs of the alternatives, where practicable.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the language in "Alternatives to the
Transaction" section of Special Factors, which now begins on page 1.

   Reasons for Transaction, page 8
   -------------------------------

   22. Please revise your disclosure to discuss, in reasonable detail, why each filing person is engaging in the transaction, and why it is undertaking the transaction at this particular time. See Item 1013(a) and (c) of
       Regulation M-A. Consider Instruction 1 to Item 1013 of Regulation M-A in
       drafting your disclosure, and please keep in mind that the effect of the transaction is not the same as the purpose.

Securities and Exchange Commission
December 16, 2005

       Response: In response to this comment, we have complied with the
Commission's comment by revising the language in the "Reasons for the
Transaction" section of Special Factors, which now begins on page 2.

   23. Refer to your discussion that appears under "Exchange Act Reporting and
       Cost Savings..." Please revise your discussion regarding the costs of being a public company to explain whether you will still incur costs for counsel fees, auditor fees and printing and mailing shareholder documents, to the extent you intend to continue to make information about you available to your shareholders. If so, revise your discussion to clarify whether going private will allow you to avoid altogether these costs and expenses or allow you to reduce them.

       Response: In response to this comment, we have complied with the
Commission's comment by adding a new paragraph under "Exchange Act Reporting and
Cost Savings..." in the "Reasons for the Transaction" section of Special
Factors, on page 3.

   24. Refer to your discussion that appears under "Lack of Capital from Public
       Markets" where you indicate that "[a]s the business of the Company is within the retail automotive sales industry, the Company does not need and has not been able to raise capital in the public markets..." It is not clear what you mean when you indicate that you do not need nor are able to raise capital simply because of the line of business that you are
       in. Please revise to clarify.

       Response: In response to this comment, we have deleted the referenced language from the disclosure.

   25. Also, you refer to these benefits as the "primary benefits of being a public company." These benefits, however, appear to primarily be benefits to the company, as opposed to shareholders, of being a public company.
       Please consider expanding your discussion to address the following:

       o  rights and protections that the federal securities laws give to shareholders of public companies;

       o  substantive requirements that the federal securities laws, including the Sarbanes Oxley Act, impose on public companies;

       o  various substantive requirements that the federal securities laws impose on their directors and executive officers, including restrictions on short swing trading;

       o reporting obligations for officers, directors and beneficial owners.

       Response: In response to this comment, we have complied with the
Commission's comment by adding a new paragraph under "Lack of Capital Markets"
paragraph in the "Reasons for the Transaction" section of Special Factors, on page 3.

Securities and Exchange Commission
December 16, 2005

   Effects of the Transaction, page 9
   ----------------------------------

   Effect of Holders of Fewer than 1,000 shares of Common Stock, page 10
   ---------------------------------------------------------------------

   26. We note your indication that stockholders holding Common Stock in street name should contact their nominees. Please also advise them as to what actions they can take to either ensure that they may or may not be cashed out. For example, if they beneficially hold less than 1,000 shares and would like to ensure that they are cashed out, advise shareholders that they can change the manner in which they hold their securities so that they, instead of the nominee, are the record holders.

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested language to the second paragraph under "Effect of Holders of Fewer than 1,000 shares of Common Stock" in the
"Effects of the Transaction" section of Special Factors, on page 5.

   Effect on Unaffiliated Stockholders Who Own 1,000 or More Shares, page 10
   -------------------------------------------------------------------------

   27. You indicate that the termination of the registration of the Common Stock
       "would make certain provisions of the Exchange Act no longer applicable to the Company..." Please be more specific in your description of the provisions that would no longer be applicable. For example, please revise to indicate that the Company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested language to the paragraph entitled
"Effect of Unaffiliated Stockholders Who Own 1,000 or More Shares" in the
"Effects of the Transaction" section of Special Factors, on page 5.

   Effect on Affiliated Stockholders, page 10
   ------------------------------------------

   28. Please describe the effects of the transaction on each affiliate's interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. See instruction 3 to Item 1013 of
       Regulation M-A.

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested disclosure with respect to the interest of Bruce Bendell (the only Affiliate) in the Company's net book value and net earnings in the "Effect on Affiliated Stockholders" section of the
"Effects of the Transaction" section of Special Factors, on page 6.

Securities and Exchange Commission
December 16, 2005

   Background to the Transaction, page 11
   --------------------------------------

   29. Please provide for staff review all materials prepared by Empire and provided to the board, the special committee, or its representatives. In this regard, note that each report, opinion, consultation, proposal, or presentation that is materially related to the transaction, whether oral or written, received by any filing person, their affiliates, or representatives constitutes a report within the meaning of Item 1015 of
       Regulation S-K, as required by Item 9 of Schedule 13E-3. Accordingly, each "Item 9 report" must be summarized in detail in the proxy statement and filed as an exhibit to the Schedule 13E-3, if written. Any written documentation furnished along with any oral presentation, including analyses, outlines, evaluations, or other materials, should be filed as exhibits and summarized in a similar fashion, as should transcripts, summaries and video presentation materials. For each Item 9 report, including analyses relating to the proposed alternative transactions and any Item 9 reports received by filing persons other than the company, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed. For example, were any materials provided to the Board of
       Directors by Counsel in connection with its analysis delineating the advantages and disadvantages of various alternative transaction structures? Were any materials provided by Empire to the Special
       Committee on October 3, 2005?

       Response: In response to this comment, we have complied with the
Commission's comment by enclosing herewith on a supplemental basis the exhibits produced by Empire and provided to the Special Committee. Materials produced by
Counsel to the Company and provided to the Board or Special Committee are respectfully considered to be attorney work product and have not been provided.

   30. You refer to the two special committees of independent directors. Please disclose the standards you have considered for the purpose of deeming them independent.

       Response: In response to this comment, the Company uses the definition of an independent director found in Rule 4200(a) of the NASD rules. Disclosure to that effect has been added to the second paragraph under "Background of the
Transaction" section of Special Factors, on page 7.

   31. Please explain why the special committee deemed the offer of $0.70 per share by Mr. Bendell to be not fair to shareholders.

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested disclosure in "Special Factors -
Background of the Transaction" on the top of page 7.

   32. Please revise to explain the impetus for the formation of the Special
       Committee on May 16, 2005, considering it had been several months since
       Mr. Bendell's proposal had been rejected.

Securities and Exchange Commission
December 16, 2005

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested disclosure in "Special Factors -
Reasons for the Transaction and Timing of the Transaction" on page 2 and
"Special Factors - Background of the Transaction" on page 7

   33. Please elaborate upon how the Special Committee determined "that it was in the best interests of the Company to become a private company..." on
       May 26, 2005. How did the Special Committee arrive at this determination?

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested disclosure in throughout the section "Special Factors - Background of the Transaction", beginning on page 6.

   34. What were the preliminary findings of Empire to which you make reference on September 13, 2005? How were those findings revised on October 7,
       2005, as you indicate?

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested disclosure in "Special Factors
-Background of the Transaction" on page 8.

   35. Please disclose whether any interested directors or officers were present in the discussions related to the going-private transaction. If so, please provide us your analysis on how the board fulfilled its fiduciary duties in approving and recommending the transaction.

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested disclosure in the last paragraph of
"Special Factors -Background of the Transaction" on page 8.

   36. Please revise the discussion to provide additional background regarding how the terms of the going private transaction were arrived at.
       Specifically, please disclose the following:

       o  How was the ratio determined? Was a different ratio considered at all, in light of the fact that the 1:1,000 ratio would reduce the number of shareholders well beyond the threshold necessary to deregister?

       o  Whether, when, and the extent to which the ratio of the reverse and forward stock split and the financial terms of the transaction changed during the course of the discussion process.

       o  If the 1-for-1,000 and 1,000-for-l stock split ratios and the valuation of $1.90 - $1.95 per pre-split fractional share were recommended by Empire, state so. If not, elaborate upon how these amounts were arrived at.

Securities and Exchange Commission
December 16, 2005

       o  Disclose when the Special Committee and the Board of Directors determined that the going private transaction is fair.

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested disclosure to a new paragraph in
"Special Factors -Background of the Transaction" on page 7.

   37. Please disclose whether, and the extent to which, the special committee or the board of directors made any specific inquiries into the matters supporting the analysis and opinion of Empire when such opinion was presented. If any inquiries were made, describe the matters that were raised and how such matters were resolved.

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested disclosure to the last paragraph on page 7 under the section, "Special Factors -Background of the Transaction".

   Fairness of the Transaction, page 12
   ------------------------------------

   38. We note your indication in the first paragraph of this discussion that the Special Committee was given the authority "to evaluate the appropriateness of a going private transaction." Revise to clarify what it means to determine the "appropriateness" of a transaction and what standard is applied in doing so. How does the appropriateness of a transaction differ from the fairness of it and were they specifically given the authority to determine the latter?

       Response: In response to this comment, we have changed the disclosure from "appropriateness" to "fairness" in "Special Factors - Background of the
Transaction" in the second paragraph on page 7.

   39. Please note that each filing person must independently make a determination as to whether the transaction is procedurally and substantively fair to unaffiliated shareholders and it does not appear that you have specifically indicated that the Board of Directors has made this determination. See Item 1014(a) of Regulation MA. Each filing person must also identify the factors upon which the fairness determination is based. See Item 1014(b) of Regulation M-A. You do not presently disclose the factors underlying the Board of Director's fairness determination, except to indicate on page 12 that the Board of Directors "considered the following methods of valuation: the valuation and fairness opinion from
       Empire, the current and historical market prices of the Common Stock, book value..." For the purpose of an adequate disclosure, provide separate discussions of the Board of Director's fairness determination and underlying analyses. We note the third paragraph in this discussion, which indicates that the Board of Directors deemed the transaction fair
       "upon the recommendation of the Special Committee." If the Board of
       Directors did not individually analyze the factors in support of their fairness determination, that person may, in the alternative, expressly adopt the analysis of any other filing person, such as the Special
       Committee but they must specifically indicate that they are doing so. See
       Q&A 20 in Exchange Act Release 17719 (April 13, 1981).

Securities and Exchange Commission
December 16, 2005

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested disclosure throughout the Proxy
Statement as appropriate.

   40. Please note that all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the substantive fairness determination and should be discussed in reasonable detail, not merely referred to, in the proxy materials. To the extent that any of the filing persons did not consider all of the factors listed in Instruction 2 to
       Item 1014, or deemed them irrelevant in the context of this particular transaction, provide a detailed explanation as to its reasons for doing
       so. For example, we note that the Special Committee considered current and historical market value, however, your disclosure does not address any of the other factors listed in Instruction 2. Further, it appears that the Board of Directors also took into account current and historical market value, in addition to book value, but the underlying discussion with respect to these analysis has not been provided. Please revise.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the section "Special Factors - Fairness of the
Transaction", beginning on page 8, to address the Commissions concerns.

   41. Please revise your discussion of procedural fairness on pages 12-13 to specifically acknowledge why you have opted not to implement the procedural safeguards set out in Items 1014(c) and (d) of Regulation M-A.
       See Q&A No. 21 in SEC Release No. 34-17719. For example, you indicate that the going private transaction "is not structured in such a way so as to require the approval of at least a majority of the unaffiliated shareholders," however, you do not indicate why. Absent these safeguards, justify your belief that the transaction is procedurally fair to unaffiliated shareholders.

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested disclosure in "Special Factors -
Fairness of the Transaction - Procedural Fairness" beginning on page 10.

   42. Please revise to specifically state that the Transaction was not approved by a majority of directors who are not employees of the company, if true.
       See Item 1014(e) of Regulation M-A.

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested disclosure in the last paragraph of
"Special Factors -Background of the Transaction" on page 8.

   43. On pages 12 and 17, you state that the board of directors and the special committee considered other factors besides Empire's opinion. Please disclose the extent to which the filing persons relied on the Empire opinion. If the filing persons placed substantial, even if not exclusive, reliance upon the Empire opinion, why is the opinion not included in the discussion of the Advantages of the Transaction? Or are the Advantages of
       the Transaction

Securities and Exchange Commission
December 16, 2005

       different from the factors that the Special Committee and/or Board of
       Directors considered in determining that the transaction is fair? Please revise to clarify.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the disclosure contained in "Special Factors
-Fairness of the Transaction" beginning on page 8.

   44. You state that the transaction would not "differentiate between affiliated stockholders and unaffiliated stockholders on the basis of affiliate status." Considering the affiliated shareholders will generally continue to be your shareholders while many unaffiliated shareholders will not, please expand to clarify the different impact of the transactions on the two groups.

       Response: In response to this comment, we note the Commission's comment but respectfully disagree with the Commission's determination that additional disclosure is required. The Company feels that the different effects on affiliated and unaffiliated stockholders is already fully disclosed in "Special
Factors - Effects of the Transaction - Effect on Holders of Fewer than 1,000 shares of Common Stock"; "Effect on Unaffiliated Stockholders who own 1,000 or
More Shares"; and "Effect on Affiliated Stockholders" and any further disclosure would be duplicative.

   45. You include the "ability to control decision to remain a holder of Common
       Stock or liquidate Common Stock" as an advantage of the Transaction. To what extent did the Board consider that this may be difficult for shareholders to accomplish given the already limited trading market for your stock?

       Response: In response to this comment, we have complied with the
Commission's comment by adding the requested the disclosure to "Special Factors
- Fairness of the Transaction - Advantages of the Transaction - Ability to
control decision to remain a holder of Common Stock or liquidate Common Stock""
on page 13.

   46. You also include "[n]o material change in percentage ownership of
       Continuing Stockholders" as an advantage of the Transaction. Considering
       Mr. Bendell presently owns just under 50%, please revise this discussion to indicate whether, as a result of this transaction, Mr. Bendell will have a controlling interest in the Company. If so, address the impact this will have upon the Continuing Stockholders.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the disclosure contained in "Special Factors
-Fairness of the Transaction - Advantages of the Transaction - No material change in percentage ownership of Continuing Stockholders" on page 13.

Securities and Exchange Commission
December 16, 2005

   Valuation and Fairness Opinion of Financial Advisor, page 16
   ------------------------------------------------------------

   47. On page 16, you state that Empire reviewed and analyzed certain data related to you from your "internal records," which appears to be non-public financial information provided by your management. See also, the opinion of Empire which indicates that they reviewed your "projected financial statements for the years ending December 31, 2005 through
       2009." Please confirm that all material non-public information that formed the basis for the fairness analysis and all material assumptions underlying the information have been disclosed in this filing, or revise to provide them in your revised proxy statement.

       Response: In response to this comment, please note that we have been informed by Empire that in Empire's view the projected financial statements resulted in a valuation of the Company's common stock which was inconsistent with the other methodologies used, and, accordingly, the projected financial statements were not used in Empire's analysis. No other material non-public information was used by Empire in its analysis.

   48. Please disclose in a bulleted format the specific assumptions Empire made with respect to industry performance, general business, economic, market, and financial conditions, and other matters, in performing its analyses of the fairness of the transaction.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the disclosure contained in "Special Factors
-Valuation and Fairness Opinion of Financial Advisor" in the fourth paragraph on page 16. In preparing its opinion, Empire performed a variety of financial, economic, industry and comparative analyses. In doing so, the sources for industry information and other economical/financial data used in this analysis included documents filed with the SEC; analysts' reports from Reuters;
Prudential Equity Group, LLC; Yahoo!(C) Finance (an on-line database of financial information); Value Line; Mergerstat; NADA Services Corp.; Plunkett's
Automobile Industry Almanac; Crain's Automotive News; The Wall Street Journal;
as well as various other industry and economic sources. Empire reviewed the economic trends and conditions in the New York City metropolitan area and the automotive industry in general. In addition, Empire compared the Company's financial condition to those of the guideline companies. Because of the wide scope and breadth of the analysis and research performed by Empire, the analysis must be considered as a whole, rather than looking to specific assumptions that are interdependent with one another.

   49. Please clarify whether there were any specific factors that did not support the fairness opinion obtained from Empire. If Empire performed any additional analyses that did not support the fairness opinion, revise to disclose this information and to describe the analyses and conclusions.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the disclosure contained in the last paragraph on page 15 under the section "Valuation and Fairness Opinion of Financial
Advisor".

   50. Item 1015(b)(6) of Regulation M-A requires you to discuss, among other things, the findings and recommendations of the financial advisor in its fairness opinion. Please revise to include more specific statements as to the conclusions of Empire's analysis that resulted

Securities and Exchange Commission
December 16, 2005

       in its ability to render the fairness opinion. Specifically, please substantially revise your discussion of the Selected Companies Analysis and the Market Capitalization Analysis to summarize the analyses conducted and findings of those analyses. Otherwise it is not clear how these analyses resulting in an implied equity value per shares in the range of $1.90 to $1.95.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the disclosure contained in "Special Factors -
Valuation and Fairness Opinion of Financial Advisor" on page 17.

   51. Please expand your discussion on the bases on which the selected public companies were chosen for comparison by Empire. In addition, explain why precedent going-private transactions of similar companies have not been considered for comparison.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the disclosure contained in "Special Factors -
Valuation and Fairness Opinion of Financial Advisor" on page 17.

   52. On page 19, please disclose the compensation received or to be received as a result of the past relationship between you and your affiliates on the one hand, and Empire or its affiliates on the other.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the disclosure contained in "Special Factors -
Valuation and Fairness Opinion of Financial Advisor" on page 21.

   Additional Information Regarding the Transaction, page 19
   ---------------------------------------------------------

   Material Federal Income Tax Consequences, page 19
   -------------------------------------------------

   53. Item 1013(d) of Regulation M-A requires a discussion of the effects of the transaction, including its federal income tax consequences on affiliates. Please revise to discuss the tax consequences to affiliates who appear to have a continuing interest in you after the going-private transaction.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the disclosure contained in "Material Federal
Income Tax Consequences - Consequences of the Proposed Transaction" on page 28 to include a reference that there are no material tax consequences to Bruce
Bendell, the only Affiliate of the Company.

   Appraisal Rights, page 24
   -------------------------

   54. You indicate here that stockholders must either abstain from voting or vote against the Transaction. Compare this disclosure to that which appears on page 22, where you indicate that "only stockholders that vote against the Transaction would be entitled to

Securities and Exchange Commission
December 16, 2005

       appraisal rights." Please revise to clarify exactly what actions shareholders need to take in order to perfect their appraisal rights under state law.

       Response: In response to this comment, we have complied with the
Commission's comment by revising the disclosure contained in the "Summary Term
Sheet - Appraisal Rights" on page (iv) and in "Additional Information Regarding the Transaction - Appraisal Rights" on page 32.

   Principal Stockholders, page 31
   -------------------------------

   55. Please disclose the number of shares and percentage of class of shares each present affiliate and 5% shareholder will hold after the transaction.

       Response: In response to this comment, we have complied with the
Commission's comment by revising Principal Stockholder table on page 39 to show post-Transaction beneficial ownership percentages.

Documents Incorporated by Reference, page 32.

   56. You state that any statement contained in a document incorporated by reference will be deemed as modified or superseded by the proxy statement or any "subsequently filed document that is also deemed to be incorporated by reference." Please note that you may not incorporate by reference Exchange Act reports you will file after the date of the initial filing of this proxy statement and before the special meeting.
       Schedule 13E-3 does not provide for the forward incorporation by reference of future Exchange Act reports filed in the stated period.
       Revise this language.

       Response: In response to this comment, we have complied with the
Commission's comment by deleting the noted language.

   57. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by
       Form S-3 pursuant to Item 13(b) of Schedule 14A. Since, as of July 1,
       2004, you had a public float of only $5,025,691, according to your Form
       10-K for the fiscal year ended December 31, 2004, it appears that you are probably not eligible to incorporate by reference. Revise the Schedule
       13E-3 to include the information required by Item 13 of Schedule 14A.
       Alternatively, advise us if you intend to rely upon Item l3(b)(2) of
       Schedule l4A to incorporate the required information by reference and, if so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time you send them the proxy statement.

       Response: In response to this comment, we note the Commission's comment and have revised the disclosure to indicate that the Company will provided to its stockholders at the time the definitive Proxy Statement is sent to stockholders copies of the Company's Amended Annual Report on Form 10-K/A for
the fiscal year ended December 31, 2004 and its Quarterly Report on

Securities and Exchange Commission
December 16, 2005

Form 10-Q for the Quarter ended September 30, 2005, both of which the Company is currently in the process of completing. The Company will not send a definitive
Proxy Statement to its stockholders until such reports have been completed and filed with the Commission.

Forward-Looking Information, page 33
------------------------------------

   58. We note the disclaimer that you do not undertake any obligations to publicly revise any forward-looking statements to reflect subsequent events or circumstances. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the
       Schedule 13E-3 to reflect a material change in the information previously disclosed. Please delete the statement.

       Response: In response to this comment, we have complied with the
Commission's comment by deleting the noted language.

   Appendix D, Fairness Opinion of Empire Valuation Consultants, LLC, page D-3
   ---------------------------------------------------------------------------

   59. Please delete the first sentence in the fifth paragraph of the sub-section Limiting Conditions so as not to convey the impression that shareholder may not rely on this opinion. Please see Item II.D.1 of the
       Division of Corporation Finance's Current Issues and Rulemaking Projects
       Outline, dated November 14, 2000, which is available on our website at
       www.sec.gov.

       Response: In response to this comment, we have been informed by Empire that it is its opinion that it was engaged by the Company and not the stockholders of the Company, and therefore that the stockholders of the Company are relying upon the determination of the Special Committee and the Board of
Directors of the Company as to the fairness of the Transaction. The analysis of the Fairness Opinion supports such determination. Further, we respectfully submit that the further language contained in the referenced paragraph specifically allows for the Fairness Opinion to be provided to stockholders.
Therefore, Empire believes that it is appropriate to leave the referenced sentence in the Fairness Opinion.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 16, 2005

Please call the undersigned at (718) 937-3700 with any comments or questions regarding the Company's response and please send a copy of any written comments to the following parties:

                            MITCHELL LITTMAN, ESQ.
                            MARK F. COLDWELL, ESQ.
                              Littman Krooks LLP
                               655 Third Avenue
                              New York, NY 10017
                            Phone: (212) 490-2020
                             Fax: (212) 490-2990

                                          Very truly yours,

                                          /S/ BRUCE BENDELL

                                          Bruce Bendell, Chief Executive Officer

cc:      Securities and Exchange Commission
         ----------------------------------

         Pradip Bhaumik, Esq.
         Mara Ransom

         The Major Automotive Companies, Inc.
         ------------------------------------

         Alan Pearson
         Eric Keltz, Esq.
         Richard L. Feinstein

         Littman Krooks LLP
         ------------------

         Mitchell Littman, Esq.